Exhibit 1

EMBRAER SELLS 30 EMBRAER 175s TO REPUBLIC AIRLINES
Deliveries, to start in 2007, mark debut of the type in the U.S. domestic market

São José dos Campos, July 24, 2006– Embraer today announced that it has reached an agreement for the sale of 30 firm EMBRAER 175 aircraft to Republic Airlines Inc. This brings the total number of E-Jets on order for Republic to 78 firm and 75 options.

These aircraft were originally options under the amended and restated Embraer/US Airways purchase agreement. With the consent of Embraer, US Airways has transferred to Republic its right to purchase these aircraft.  Today’s announcement does not affect the 25 firm EMBRAER 190 aircraft and the 32 additional EMBRAER 190s, subject to reconfirmation, in US Airways’ order book.

“We are very pleased to further contribute to Republic Airlines´ continuous success,” said Frederico Fleury Curado, Embraer Executive Vice-President, Airline Market. “Furthermore, the introduction of another member of the E-Jets family, the EMBRAER 175 into the U.S. domestic market, represents an important validation of our strategy of providing airlines with flexibility to match demand with the right aircraft size.”

“We are very pleased to expand our relationship with US Airways with the addition of these 30 EMBRAER 175 regional jets,” said Bryan Bedford, Chairman, President and Chief Executive Officer of Republic Airways Holdings. “Our company has an excellent tradition of delivering safe, reliable and cost effective service to our customers and partners. We are especially excited to introduce the new 86-seat EMBRAER 175 regional aircraft to the U.S. marketplace. The Embraer E-Jets family continues to set high standards for airline service in North America.  Passengers love this aircraft for its spacious interior design and in particular the absence of a middle seat.”

Deliveries  of the EMBRAER 175’s – all in 86-seat single class configuration and to fly in US Airways Express colors – are expected to start in 2007 and continue through 2008.

There are over 160 E-Jets operating worldwide and as of June 30, 2006, the E-Jets had logged 455 firm orders and 442 options.

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PRESS OFFICES

Headquarters	North America	Europe, Middle East and Africa		China

Rosana Dias	Pedro Ferraz	Stéphane Guilbaud	Catherine Fracchia	Tracy Chen
rosana.dias@embraer.com.br	pedro.ferraz@embraer.com	sguilbaud@embraer.fr	cfracchia@embraer.fr	tracy.chen@bjs.embraer.com
Cell: (+55 12) 9724 4929	Cell: (+1 954) 651 1871	Cell: (+33 6) 7522 8519	Cell: (+33 6) 7523 6903	Cell: (+86) 1391 018 2281
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530	Phone: (+86 10) 6505 5045
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456	Fax: (+86 10) 6505 9866

The EMBRAER 175 will be
introduced into the U.S. market

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Executive, and Defense and Government markets.  With headquarters in São José dos Campos, state of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of June 30, 2006, Embraer had a total workforce of 17,538 people, and its firm order backlog totaled US$ 10.2 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, may prove not to be accurate and are not guarantees of performance.  They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations.  The actual results can, therefore, differ substantially from those previously published as Company expectations.  Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur.  The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

PRESS OFFICES

Headquarters	North America	Europe, Middle East and Africa		China

Rosana Dias	Pedro Ferraz	Stéphane Guilbaud	Catherine Fracchia	Tracy Chen
rosana.dias@embraer.com.br	pedro.ferraz@embraer.com	sguilbaud@embraer.fr	cfracchia@embraer.fr	tracy.chen@bjs.embraer.com
Cell: (+55 12) 9724 4929	Cell: (+1 954) 651 1871	Cell: (+33 6) 7522 8519	Cell: (+33 6) 7523 6903	Cell: (+86) 1391 018 2281
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530	Phone: (+86 10) 6505 5045
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456	Fax: (+86 10) 6505 9866